082-00913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA

24 June 2010


10015974

SUPPL

Dear Sir

Please find enclosed a copy of an announcement made to the London Stock Exchange on 22 June 2010.

Yours faithfully,

Philip Davies
Assistant Company Secretary

dw 7/7

22 June 2010

RECEIVED
2010 JUL -7 P 8:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Share awards

The following awards have been made under the J Sainsbury plc Long Term Incentive Plan 2006:

Board Directors

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Mike Coupe	21 June 2010	78,752	315,008	May 2013	May 2015
Justin King	21 June 2010	152,872	611,488	May 2013	May 2015
Darren Shapland	21 June 2010	86,473	345,892	May 2013	May 2015

Key Management Personnel

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Roger Burnley	21 June 2010	56,979	227,916	May 2013	May 2015
Gwyn Burr	21 June 2010	54,894	219,576	May 2013	May 2015
Timothy Fallowfield	21 June 2010	35,438	141,752	May 2013	May 2015
Rob Fraser	21 June 2010	34,743	138,972	May 2013	May 2015
Luke Jensen	21 June 2010	53,505	214,020	May 2013	May 2015
John Rogers	21 June 2010	47,869	191,476	May 2013	May 2015
Neil Sachdev	21 June 2010	43,915	175,660	May 2013	May 2015

(1) Core award
(2) The maximum share award, which would become exercisable if the performance conditions (return on capital employed and growth in cash flow per share) are met in full. The J Sainsbury plc Long-Term Incentive Plan 2006 is a nil cost option plan
(3) Following the Preliminary Results announcement in 2013.
(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.

Enquiries:

Investor Relations
Anna Tee
+44 (0) 20 7695 7144

Media
Ben Crowther
+44 (0) 20 7695 0767